January 9, 2018

Via Edgar Amanda Ravitz Office of Electronics and Machinery Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 cc: Mr. Daniel Morris

Re:	Responses to the Securities and Exchange Commission Staff Comments dated December 13, 2017, regarding PogoTec, Inc. Offering Statement on Form 1-A Filed November 16, 2017 File No. 024-10763

Dear Ms. Ravitz:

This letter responds to the staff’s comments set forth in the December 13, 2017 letter (the “Comment Letter”) regarding the above-referenced Offering Statement on Form 1-A (the “Offering Statement”). Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the staff’s comments are included below, in each case, followed by the Company’s response to the comment.

In response to the Staff’s comments, the Company has filed Amendment No. 2 to the Offering Statement with the Securities and Exchange Commission (“Amendment No. 2”). Please note that, in addition to revisions responsive to the Staff’s comments in the Comment Letter, Amendment No. 2 includes revisions updating the Offering Statement in connection with events occurring subsequent to the filing of the Offering Statement on November 16, 2017, and certain other changes.

Responses – PogoTec, Inc.

Our responses are as follows:

Part I of Form 1-A

Item 1. Issuer Information

Financial Statements

Staff Comment No. 1.

Disclose the Total Interest Expenses or Depreciation and Amortization noted in your Statement of Operations and Statement of Cash Flows for the six months ended June 30, 2017 or advise.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has amended the Offering Statement to disclose the Depreciation and Amortization noted in its Statement of Operations and Statement of Cash Flows for the six months ended June 30, 2017.

No disclosure has been made with respect to the Total Interest Expenses as the Company selected “Other” as its Industry Group and the Total Interest Expense option is not displayed for companies selecting “Other” as their Industry Group.

Part II of Form 1-A

Offering Circular Cover Page

Staff Comment No. 2.

We note that in addition to your obligation to reimburse certain expenses to your underwriter, you have agreed to issue warrants to the underwriter upon each closing of the offering. Update footnote 1 to briefly indicate the issuance of the warrants.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has amended the Offering Statement to indicate the issuance of warrants to the underwriter in the footnote referenced above.

Our Business, page 2

Staff Comment No. 3.

Indicate if by “high definition” you mean 720p at 30 frames per second for video or some other specification.

Responses – PogoTec, Inc.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has updated the Offering Statement to clarify that the term “high definition” as used on the above referenced page means 720p at 30 frames per second for video.

Staff Comment No. 4.

Clarify whether your disclosure that you have garnered interest from over 212,000 organic followers means you have orders in a similar number for your product.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has updated the Offering Statement to clarify that the Company hopes to convert some of the specified organic followers into customers of PogoCam and the Company’s future products.

Use of Proceeds, page 19

Staff Comment No. 5.

Disclose the interest rate and maturity of any indebtedness that will be discharged with proceeds from your offering. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has updated the Offering Statement to (i) specify the short-term loans that will be discharged with part of the proceeds of the offering, (ii) disclose the maturity dates of such short-term loans and indicate the absence of interest on such short-term loans, and (iii) clarify that all the short-term loans to be repaid were used for working capital.

Intellectual Property, page 46

Staff Comment No. 6.

Clarify whether you directly own or license the patents and patent applications and describe the duration and effect of the patents. Describe the agreement referred to under “Other Related Party Transactions” clarifying whether the “certain” patent applications mentioned on page 67 are material to your business, and, if material, file that agreement as an exhibit. We note from your disclosure on page 67 that you have granted third parties a right to access and use your confidential information. Disclose how those arrangements will affect your ability to protect your intellectual property, include risk factor disclosure as appropriate.

Responses – PogoTec, Inc.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has updated the Offering Statement to (i) indicate that the Company directly owns the patents and patent applications, (ii) describe the duration of the patents, and (iii) describe the effects of the patents.

Additionally, the Company has amended the Offering Statement to describe the agreement between Ronald Blum, e-Vision Smart Optics, Inc., and e-Vision LLC, and to clarify that the patent applications referenced in such description are not material to the Company’s business.

Lastly, the Company has amended the Offering Statement to indicate that the access to the Company’s confidential information granted to certain third parties pursuant to the agreement (i) is limited in nature, (ii) is not within the Company’s scope of business, and (iii) will not affect the Company’s ability to protect the Company’s intellectual property. Given the limited nature of the access granted, the absence of a relation of such access to the Company’s scope of business, and the fact that such access will not affect the Company’s ability to protect its intellectual property, the Company does not deem it appropriate to include a specific risk factor in connection with such arrangement.

Where You Can Find More Information, page 73

Staff Comment No. 7.

Reconcile your disclosure in this section, that upon completion of your offering you will be required to file periodic reports, proxy statements and other information pursuant to the Exchange Act with your disclosure in the first risk factor on page 16.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has updated the Offering Statement accordingly.

Going Concern and Management Plans, page F-7

Staff Comment No. 8.

Please revise the footnote to disclose management’s plans intended to mitigate the conditions that raise substantial doubt as to the company’s ability to continue as a going concern. Refer to ASC 205-40-50.

PogoTec, Inc.’s Response:

In response to the staff’s comment, the Company has updated the Offering Statement to disclose management’s plans intended to mitigate the conditions that raise substantial doubt as to the Company’s ability to continue as a going concern.

* * * * *

Responses – PogoTec, Inc.

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Anthony W. Epps of Dorsey & Whitney LLP by e-mail at epps.anthony@dorsey.com or at (303) 352-1109.

Sincerely,

PogoTec, Inc.

/s/ Brendan B. Sheil
Brendan B. Sheil
Chief Executive Officer

cc:	Anthony W. Epps, Dorsey & Whitney LLP